EXHIBIT 99.1

For Immediate Release 22-15-TR	Date:	February 23, 2022

Teck Declares $0.625 per Share Dividend; Increases Annual Base Dividend to $0.50 per Share and Authorizes up to $100 Million Share Buyback

Additional buybacks to be considered regularly

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that its Board of Directors has approved an amended dividend policy, declared a dividend and authorized the repurchase of up to $100 million of Class B subordinate voting shares in 2022.

Under the new dividend policy, the annual base dividend has been increased from $0.20 per share to $0.50 per share. In accordance with the new dividend policy and Teck’s Capital Allocation Framework, Teck’s Board of Directors declared an eligible dividend of $0.625 per share on its outstanding Class A common shares and Class B subordinate voting shares, to be paid on March 31, 2022, to shareholders of record at the close of business on March 15, 2022, consisting of the $0.125 per share quarterly base dividend and a supplemental dividend of $0.50 per share.

In addition to the dividend payment, the Board has granted management the authority to purchase up to $100 million of Class B subordinate voting shares annually. Additional buybacks will be considered regularly. Taking into account the new annual base dividend in 2022, the supplemental dividend, and assuming the $100 million in share repurchases, these initiatives represent approximately $635 million in aggregate of dividends and potential share repurchases.

All share repurchases are expected to be made in accordance with Teck’s previously announced normal course issuer bid program, or any renewal thereof, or by such other means as may be permitted under applicable securities laws. The current program authorizes Teck to purchase up to 40 million Class B subordinate voting shares through the period ending November 1, 2022. Any repurchases following that date may depend on regulatory approval of a renewed normal course issuer bid program. Teck intends to purchase shares opportunistically. The company will determine the timing of any purchases, and may repurchase fewer or a greater number of shares, subject to the requirements of the issuer bid program and applicable securities laws.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Unites States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding concerning Teck’s intention to make purchases of Class B subordinated voting shares, and Teck’s expectations regarding the amount of funds to be spent to purchase Class B subordinated voting shares, the expectation that up to $100 million, or any, Class B subordinated voting shares will be repurchased annually, and the intention to continue the annual base dividend of $0.50 per share.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, the ability to acquire Class B Shares in the market through the normal course issuer bid and in compliance with regulatory requirements, share price volatility, negative changes to commodity prices, availability of funds to purchase shares, alternative uses for funds and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Declaration of dividends is at the discretion of the Board and dividends, as well as share repurchases, are subject to conditions under corporate law. Any of the foregoing may have the result of restricting future dividends or share repurchases. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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